Exhibit 99(h)(2)
Amendment to Administration Agreement Between
First American Funds, Inc. and FAF Advisors, Inc.
     THIS AMENDMENT is made as of July 1, 2010, by and between First American Funds, Inc., a Minnesota Corporation, (the “Fund”), and FAF Advisors, Inc., a Delaware corporation (the “Administrator”).
     WHEREAS, the Fund and the Administrator have entered into an Administration Agreement dated as of July 1, 2006 (the “Agreement”) pursuant to which the Administrator provides administrative and other services to the portfolios of the Fund.
     WHEREAS, the Fund and the Administrator wish to amend Schedule A to the Agreement, which amendment has been approved (i) by the vote of a majority of the Directors of the Fund, and (ii) by the vote of a majority of the Directors of the Fund who are not parties to the Administration Agreement or interested persons of any such party.
     NOW THEREFORE, in consideration of the mutual premises contained herein and other valuable consideration, the Parties hereto agree that Schedule A to the Agreement is amended to read as follows:
Schedule A to the Administration Agreement Dated As Of July 1, 2006,
Between First American Funds, Inc. (the “Fund”) and
FAF Advisors, Inc. (the “Administrator”)
Administration Fees
     Pursuant to Article 2, the Fund shall pay the Administrator compensation for services rendered to each Portfolio, calculated daily and paid monthly at the annual rates set forth in the following table. Such rates are based on the net assets of all open-end First American mutual funds for which the Administrator acts as investment adviser and provides administrative services, other than the series of First American Strategy Funds, Inc. (“Complex-Wide Assets”):

Complex-Wide Assets	Class A Share Fee	Fee for All Other
(in billions)	(per annum)	Classes (per annum)
First $8 billion	20.0 bp	15.0 bp
Next $17 billion	18.5 bp	13.5 bp
Next $25 billion	17.0 bp	12.0 bp
Assets over $50 billion	15.0 bp	10.0 bp
     Complex-Wide Assets at the end of each day are applied to the above fee schedule to determine the hypothetical fee that would be charged if such schedule were applicable to all open-end mutual funds for which the Administrator acts as investment adviser and provides administrative services, other than the series of First American Strategy Funds, Inc. (the “Complex-Wide Fee”). Each Portfolio is then charged an administrative fee (accrued daily and calculated and paid monthly) equal to its proportionate amount of the Complex-Wide Fee, determined based on the Portfolio’s proportionate amount of Complex-Wide Assets.

Out-of-Pocket Expenses
     In addition to paying the Administrator the fees described above, the Fund agrees to reimburse the Administrator for its out-of-pocket expenses in providing services hereunder, including without limitation the following:
(a)	All postage and delivery charges incurred by the Administrator in delivering materials to and from the Fund;

(b)	All telephone, telecopy or other electronic transmission and communication expenses incurred by the Administrator in communication with the Fund, the Fund’s custodian or others as required for the Administrator to perform the services to be provided hereunder;

(c)	The Fund’s pro rata share of the cost of the Administrator obtaining pricing service quotations;

(d)	The cost of any media used to create and store records or other materials;

(e)	All systems-related expenses associated with the provision of special reports and services;

(f)	Any expenses the Administrator shall incur at the written direction of an officer of the Fund thereunto duly authorized; and

(g)	Any additional expenses, agreed to in advance by the Fund, reasonably incurred by the Administrator in the performance of its duties and obligations under this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the day and year first above written.

FIRST AMERICAN FUNDS, INC.

By	/s/ Jeffery M. Wilson

Jeffery M. Wilson

	Its	Vice President — Administration

FAF ADVISORS, INC.

By	/s/ Joseph M. Ulrey, III

Joseph M. Ulrey, III

	Its	Chief Financial Officer

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